UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2005
                    ----------------------------------------


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                       Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated November 13, 2005.

                                    Exhibit 1


Frontline Ltd. Interim Report July to September 2005

Highlights

o Frontline reports net income of $73.8 million and earnings per share of $0.99 for the third quarter of 2005.

o Frontline reports nine month results of $473.1 million and earnings per share of $6.32.

o    Frontline announces a cash dividend of $1.50 per share.

Third Quarter and Nine Months Results

The Board of Frontline Ltd. (the "Company) announces net income of $73.8 million for the third quarter of 2005, equivalent to earnings per share of $0.99. Operating income for the quarter was $142.1 million compared to $185.1 million in the second quarter. This reflects the continued decrease in the market during the third quarter. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $37,100, $26,200 and $34,700 respectively compared with $50,300, $34,100 and $36,400 respectively in the second quarter of 2005. In the third quarter, a gain of $32.4 million was reported on the sale of a Suezmax tanker.

Interest income was $10.9 million in the quarter, of which, $5.9 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation ("ITC"). The Company recorded interest expense of $50.3 million in the third quarter of which $15.7 million relates to ITC.

The total for other financial items in the third quarter was a gain of $17.2 million compared to a net gain of $2.7 million in the second quarter of 2005. An increase in the forward curve for Libor rates in the quarter has resulted in valuation gains of $8.4 million on interest rate swaps in the third quarter compared to valuation losses of $8.0 million in the second quarter of 2005. As at September 30, 2005, the Company had interest rate swaps with a total notional principal of $622.6 million of which $572.6 million relates to Ship Finance International Limited ("Ship Finance"). The valuation of freight future agreements to market value has resulted in a gain of $0.4 million compared to a gain of $2.7 million in the second quarter.

Frontline announces net income of $473.1 million for the nine months ended September 30, 2005, equivalent to earnings per share of $6.32. The TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $54,300, $39,200 and $35,600, respectively.

As at September 30, 2005, the Company had total cash and cash equivalents of $794.2 million which includes $602.9 million of restricted cash. Restricted cash includes $310.3 million relating to deposits in ITC and $289.7 million in Frontline Shipping Limited and Frontline Shipping II Limited. As of November 2005, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $27,712 and $20,990 respectively.

The results for the quarter and nine months ended September 30, 2004 and the year ended December 31, 2004 have been restated to reflect discontinued operations related to the dry bulk operations sold during 2004 and 2005.

Corporate and Other Matters

In August 2005, Frontline sold the Suezmax tanker Front Hunter to a third party for $71 million. The deal resulted in the cancellation of the long term charter agreement between Ship Finance and Frontline.

In August 2005, Frontline sold its last remaining dry bulk vessel, the Cos Hero, to a third party for net proceeds of $20.7 million.

On August 18, 2005, Golden Ocean Group Limited ("Golden Ocean") exercised its option to acquire the second of two newbuilding Panamax bulk carriers from the Company at Frontline's cost plus Frontline's funding expenses. The vessel was delivered to Golden Ocean in early September 2005.

On November 13, 2005, the Board declared a dividend of $1.50 per share. The record date for the dividend is November 29, 2005, the ex dividend date is 25 November, 2005 and the dividend will be paid on or about 13 December, 2005.

At September 30, 2005, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and nine months then ended was also 74,825,169.

The Market

The overall downward trend of the VLCC market witnessed in the second quarter of the year shifted to a significantly more positive trend during the third quarter. July started off on a rebound, seeing a peak in rates at Worldscale ("WS") 107 for the benchmark route from the Arabian Gulf to the East. The market experienced great volatility during the quarter, demonstrated by a fall in rates down to WS 60 levels in the first half of August. However, at the end of the quarter the rates rose dramatically, seeing fixtures being concluded at WS 105 levels at period end. The average WS rate from Arabian Gulf to the East was about WS 83 compared to WS 72 in the second quarter of 2005. This equates to a TCE of approximately $34,000 per day. The Suezmax market experienced a downward trend compared to the second quarter. The benchmark route from West Africa to the East coast of U.S. started off falling from a peak in rates at the end of the second quarter down to WS 100 levels. The rates remained relatively stable until the end of September, when the market strengthened considerably and rates rose to WS 165 at period end. The average WS rate from West Africa to the East coast of the U.S. was about 115, or approximately $25,500 per day, compared to WS 133 in the second quarter.

The hurricane activity in the Gulf of Mexico during the quarter led to shut downs of refinery capacity and production capacity. The shut downs boosted the U.S. demand for sweeter crude from West Africa. Consequently, a larger portion of heavier, sour crude from the Caribbean went eastwards. Combined with a seasonal strengthening of the market, the increase in long haul transportation stimulated the demand side, and led to an upwards pressure on rates.

The International Energy Agency (IEA) reported in its October report an average OPEC oil production, including Iraq, of approximately 29.7 million barrels per day during the third quarter of the year, an increase of 0.4 million barrels per day or 1.4 percent from the second quarter. OPEC announced in September that, should it be necessary, it would make the entire spare production capacity of 2 million barrels per day available.

IEA estimates that world oil demand averaged 82.4 million barrels per day in the third quarter, a 0.7 percent increase from the second quarter in 2005. IEA further predicts that the average demand for 2005 in total will be 83.4 million barrels per day, or a 1.6 percent growth from 2004. The organisation estimates world oil demand in 2006 to average 85.2 million barrels per day, showing a belief in continued demand growth.

The world trading VLCC fleet totalled 461 vessels at the end of the third quarter of 2005, an increase of 1.1 percent over the quarter. One VLCC was scrapped in the period and six were delivered. The total order book is at 98 vessels at the end of the third quarter, up from 94 vessels after the second quarter of 2005. This represents 21.3 percent of the current VLCC fleet. A total of ten VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 333 vessels at the end of the quarter, up from 328 vessels after the second quarter of 2005, a 1.6 percent fleet growth. No Suezmaxes were scrapped during the quarter and five were delivered. The total order book at the end of the quarter is 64, down from 69 after the second quarter. This represents 19.3 percent of the Suezmax fleet. No Suezmaxes were ordered during the period.

The freight futures market maintains an optimistic view, demonstrated through the possibility of selling freight futures for the remainder of the year at a level that equates to TCEs for VLCCs of approximately $120,000, and $47,500 for the calendar year 2006.

Strategy

The Board of Frontline has seen limited upside in modern secondhand prices in 2005 and has as a result shown a cautious approach to new investments. Several ships have been sold. Newbuilding prices as well as secondhand prices have in the recent months shown a negative development, mainly due to the softening freight market, and partly caused by the strengthening of the U.S. dollar against Asian currencies but also driven by lower steel prices. The Board will closely monitor this development which can create interesting opportunities to renew and grow the fleet. Frontline will continue its efforts to seek consolidation among the big tanker companies.

Frontline has recently concluded a new two year time charter of one of the Company's Suezmaxes at a TCE rate of $36,750 per day. Totally 14 vessels or approximately 23 percent of the fleet are now fixed out on time charter agreements with more than a year remaining. The cash breakeven rate for the remaining fleet operating in the spot market has through these arrangements been reduced to $12,950 for Suezmaxes and $25,400 for the VLCCs. A number of the time charters also have upside participation.

Through this chartering strategy Frontline has lowered the cash break rates which reduce the financial risk and secures a high degree of long term earnings stability. This in turn supports Frontline's dedicated high dividend strategy.

The high oil price is believed to leave room for a strong increase in offshore field development utilizing the FPSO concept. Frontline's uniform single hull fleet is believed to be well suited for conversion, and the Board has therefore decided to establish a team of experienced employees to manage these efforts. The team will be fully operational from January 2006.

Frontline has decided to postpone the sale of the Company's remaining 16 percent in Ship Finance until a later stage. The recent weakness in U.S. shipping stocks created partly by an oversupply of new companies to the market has influenced the decision. Frontline sees good value in the Ship Finance stock and feels that Frontline's shareholders will benefit through waiting for a better timing of the sale or spin off.

Outlook

The Board of Frontline has on several occasions warned about the dampening effect the high oil price will have on the world wide oil consumption. We have recently seen that crude prices at $60 per barrel lead analysts to reduce their growth estimates, however the resistance to lower growth has surprised the Board and indicate a very strong underlying demand.

The VLCC and Suezmax tanker fleets have in the first ten months of 2005 grown by approximately five percent. In 2006 the delivery schedules for VLCCs will be reduced to 18 units from the 32 units delivered in 2005, while IEA estimates annual oil demand increase to move from 1.5 percent in 2005 to 2.0 percent in 2006. Such a reduction in deliveries combined with expectations for lower oil prices and refinery margins, indications of liberalisation in China's governmental control of the domestic oil market likely to lead to higher Chinese imports, reduced U.S. and North Sea production, and reduced efficiency of the single hull fleet, may change the momentum in the tanker market back to the benefit of the owners. Increased use for floating storage and conversion of existing units to offshore purposes further increases the likelihood for such a scenario. The most important factor is however the uncertainty created by the fact that 28 percent of the current VLCC and Suezmax tanker fleets are subject to the potential single hull ban coming into effect in 2010.

The market has developed positively in the fourth quarter. Frontline has the last week fixed VLCCs at TCEs of $115-130,000 and Suezmax tonnage at $50-60,000 per day on round voyage basis. So far approximately 62 percent of the Suezmax capacity and 80 percent of the VLCC capacity have been concluded for the quarter at TCE rates of $38,400 and $53,700 respectively. The recent rise in rates is likely to lead to increased numbers for the quarter overall. The current strength in the market combined with the forward nature of the fixtures will also give a solid basis for the earnings going in to 2006. The results for the fourth quarter will in line with the third quarter be negatively influenced by the accounting treatment of the Ship Finance profit sharing. The result for the year is likely to be above $570 million.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 13, 2005
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

          Contact: Tor Olav Troim: Director, Frontline Ltd
          +44 7734 976 575

          Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

          Tom Jebsen, Chief Financial Officer, Frontline Management AS +47 23 11 40 21



                                         FRONTLINE GROUP THIRD QUARTER REPORT (UNAUDITED)


--------------- ------------ ----------------------------------------------------------- -------------- ------------- -------------
     2004          2005      INCOME STATEMENT                                                2005           2004          2004
   Jul-Sep        Jul-Sep                                                                   Jan-Sep       Jan-Sep       Jan-Dec
  (restated)                 (in thousands of $)                                                         (restated)    (restated)
--------------- ------------ ----------------------------------------------------------- -------------- ------------- -------------

       402,401      291,546   Total operating revenues                                       1,083,465     1,198,597     1,854,331
             -       32,429   Gain (loss) from sale of assets                                   77,977          (225)       19,574
        91,591       83,724   Voyage expenses and commission                                   240,575       256,026       361,609
        33,264       38,514   Ship operating expenses                                          115,484        92,599       130,385
        10,412        3,911   Charterhire expenses                                               6,387        31,413        39,302
         6,478        5,931   Administrative expenses                                           14,969        19,524        26,500
        45,396       49,754   Depreciation                                                     148,162       134,543       180,497
       187,141      181,834   Total operating expenses                                         525,577       534,105       738,293
       215,260      142,141   Operating income                                                 635,865       664,267     1,135,612
         6,957       10,883   Interest income                                                   29,843        23,215        31,596
       (50,701)     (50,294)  Interest expense                                                (162,182)     (155,123)     (205,461)
         1,587          628   Share of results from associated companies                         3,845         5,933        10,553
      (26,161)       17,269   Other financial items                                             40,408      (13,533)         3,566
         2,728        2,938   Foreign currency exchange gain (loss)                             14,334         4,003       (4,931)
       149,670      123,565   Income before taxes and minority interest                        562,113       528,762       970,935
       (13,279)     (54,922)  Minority Interest                                                (99,626)      (17,659)      (64,995)
             -           (2)  Taxes                                                                 82          (113)         (178)
         5,139        5,156   Discontinued operations                                           10,491        14,160       117,620
       141,530       73,797   Net income                                                       473,060       525,150     1,023,382

                              Basic Earnings Per Share Amounts ($)
         $1.83        $0.92   EPS from continuing operations before cumulative effect            $6.18         $6.93        $12.21
                              of change in accounting principle
         $1.90        $0.99   EPS                                                                $6.32         $7.12        $13.79
--------------- ------------  ---------------------------------------------------------- -------------- ------------- -------------

--------------- ------------  ---------------------------------------------------------- -------------- ------------- -------------
                              Income on timecharter basis ($ per day per ship)*
     67,200          37,100   VLCC                                                              54,300        66,900        78,000
     45,900          26,200   Suezmax                                                           39,200        47,000        57,900
     27,300          34,700   Suezmax OBO                                                       35,600        26,800        27,900
--------------- ------------  ---------------------------------------------------------- -------------- ------------- -------------
                              * Basis = Calendar days minus off-hire. Figures after
                              deduction of broker commission




---------------------------------------------------------------------------------------- -------------- ------------- -------------
                                                                                             2005           2004          2004
BALANCE SHEET                                                                               Sep 30         Sep 30        Dec 31
(in thousands of $)                                                                                                    (audited)
---------------------------------------------------------------------------------------- -------------- ------------- -------------
ASSETS

Short term
Cash and cash equivalents                                                                      191,295       159,599       105,702
Restricted cash                                                                                602,957       566,865       592,607
Other current assets                                                                           216,463       222,674       456,595

Long term
Newbuildings and vessel purchase options                                                        15,861        24,231        24,231
Vessels and equipment, net                                                                   2,507,473     2,297,344     2,254,361
Vessels under capital lease, net                                                               684,204       730,438       718,842
Investment in finance lease                                                                    101,533       113,668       107,664
Investment in associated companies                                                              21,354        13,078        22,955
Deferred charges and other long-term assets                                                     49,612        38,455        55,803
Total assets                                                                                 4,390,752     4,166,352     4,338,760


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term debt and current portion of long term debt                                          172,153       147,559       151,614
Current portion of obligations under capital lease                                              24,378        21,139        21,498
Other current liabilities                                                                      158,541       133,134       166,320

Long term
Long term debt                                                                               2,234,168     2,057,741     1,990,131
Obligations under capital lease                                                                712,814       737,615       732,153
Other long term liabilities                                                                     22,755        46,393        30,346
Minority interest                                                                              455,870       222,022       328,730
Stockholders' equity                                                                           610,073       800,749       917,968
Total liabilities and stockholders' equity                                                   4,390,752     4,166,352     4,338,760
---------------------------------------------------------------------------------------- -------------- ------------- -------------




---------------- ------------ -------------------------------------------------------- --------------- -------------- -------------
     2004           2005                                                                    2005           2004           2004
    Jul-Sep        Jul-Sep    STATEMENT OF CASHFLOWS                                      Jan-Sep         Jan-Sep     Jan-Dec
                              (in thousands of $)                                                                      (audited)
---------------- ------------ -------------------------------------------------------- --------------- -------------- -------------

                              OPERATING ACTIVITIES
       141,530       73,797  Net income (loss)                                              473,060        525,150     1,023,382
                             Adjustments to reconcile net income to net cash
                             provided by operating activities
        48,717       51,731  Depreciation and amortisation                                  164,840        146,322       194,083
        (4,944)        (298) Unrealised foreign currency exchange (gain) loss                (5,261)        (2,618)          390
             -      (37,963) Gain or loss on sale of assets                                (111,533)            225     (126,230)
        (1,587)        (628) Results from associated companies                               (3,845)        (5,933)      (10,552)
        16,298       (5,620) Adjustment of financial derivatives to market value             (8,148)           142       (15,675)
        12,071       55,722  Other, net                                                     106,633         14,871        61,658
        12,905       35,596  Change in operating assets and liabilities                     203,620        (13,386)     (217,269)
       224,990      172,337  Net cash provided by operating activities                      819,366        664,773       909,787


                             INVESTING ACTIVITIES
        27,613       19,235  Maturity (placement) of restricted cash                        (10,350)       327,485       299,280
             -       (1,874) Acquisition of minority interest                                (5,874)                     (14,713)
       (61,107)     (37,165) Additions to newbuildings, vessels and equipment              (525,590)       (61,352)     (126,947)
         1,480            -  Advances to associated companies, net                           (2,679)       (29,263)      (37,424)
             -            -  Proceeds from sale of investments in associated                      -         11,181        11,181
                             companies
             -            -  Acquisition of subsidiaries, net of cash acquired                     -        (4,145)      (18,858)
           946            -  Receipt from investment in finance lease and loans              14,471          9,056        17,482
                             receivable
             -            -  Purchase of other assets                                       (98,826)          (173)      (15,098)
             -      100,632  Proceeds from sale of assets                                    403,104           682        59,787
                                                                                            (33,771)             -             -
             -            -  Loan advances to related parties
                                                                                              50,571             -             -
                     50,571  Repayment of loan advances by related parties
                                                                                           (208,944)       253,471       174,690
       (31,068)     131,399  Net cash provided by (used in) investing activities


                             FINANCING ACTIVITIES
       119,155      163,986  Proceeds from long-term debt, net of fees paid               1,584,599      1,672,049     1,707,655
     (147,111)    (231,307)  Repayments of long-term debt                                (1,326,384)    (1,763,066)   (1,814,269)
       (5,569)      (5,958)  Repayment of capital leases                                    (16,458)       (15,207)      (20,310)
     (159,392)    (181,170)  Dividends paid                                                (766,586)      (821,010)   (1,038,315)
        45,735            -  Issue of shares, net                                                 -         46,863        62,275
      (147,182)    (254,449) Net cash used in financing activities                         (524,829)      (880,371)   (1,102,964)

        46,740       49,287  Net increase (decrease) in cash and cash equivalents            85,593         37,873       (18,487)
       112,859      142,008  Cash and cash equivalents at start of period                   105,702        121,726       124,189
       159,599      191,295  Cash and cash equivalents at end of period                     191,295        159,599       105,702
---------------- ------------ -------------------------------------------------------- --------------- -------------- -------------


                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                 Frontline Ltd.
                                  (Registrant)




Date   November 22, 2005                  By /s/ Tom E. Jebsen
                                             ------------------
                                                 Tom E. Jebsen
                                                 Principal Financial Officer





02089.0009 #621221